UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Getaround, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37427G 101 (Common Stock)

(CUSIP Number)

Brandon C. Bentley

InterPrivate Acquisition Management II, LLC

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

(212) 920-0125

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37427G 101	Page 1 of 3

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statements on Schedule 13D originally filed by the Reporting Persons on December 12, 2022 (as amended from time to time, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Stockholder Voting and Support Agreement

On September 7, 2023, the Issuer and certain of the stockholders of the Issuer, including InterPrivate Acquisition Management II, LLC (the “Stockholder”), entered into a stockholder voting and support agreement (“Stockholder Voting and Support Agreement”), pursuant to which the Stockholder agreed to vote at any meeting of the Issuer’s stockholders all of the Stockholder’s shares held of record (the “Shares”) (i) in favor of certain transactions (the “Transactions”) contemplated in a subscription agreement (the “Subscription Agreement”) entered into by the Issuer and Mudrick Capital Management L.P. (together with its permitted successors and assigns, the “Lender”), pursuant to which the Issuer will issue, and the Lender will subscribe to, a super priority secured promissory note for an initial principal amount of approximately $15 million (the “Note”); (ii) in favor of the approval of any proposal to adjourn or postpone any stockholder meeting to a later date if there are not sufficient votes for approval of the Transactions on the date on which such stockholder meeting is held; (iii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Subscription Agreement or the Note with respect to the Transactions; and (iv) against any action, proposal, transaction or agreement that would reasonably be expected to impede, materially delay or adversely affect the consummation of the Transactions or the fulfillment of the Issuer’s covenants under the Subscription Agreement or the Note with respect to the Transactions or change in any manner the voting rights of any class of shares of the Issuer (including any amendments to the Issuer’s certificate of incorporation or bylaws).

In addition, pursuant to the Stockholder Voting and Support Agreement, the Stockholder agreed to not, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) (collectively, a “Transfer”), or (ii) enter into any voting trust, proxy, contract, option or other arrangement or understanding with respect to any Transfer (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of, any of the Shares, subject to certain exceptions as described therein.

The Stockholder Voting and Support Agreement shall terminate automatically, without any action on the part of any party thereto, upon the latest of: (a) the first date on which both of the following have occurred: (i) the Initial Conversion Price Adjustment Supplemental Indenture (as defined in the Subscription Agreement) has become operative and (ii) the Note has been repaid pursuant to the terms thereof on or prior to January 31, 2024; and (b) the first date on which both the Initial Conversion Price Adjustment Supplemental Indenture and the Additional Conversion Price Adjustment Supplemental Indenture (as defined in the Subscription Agreement) have become operative.

The foregoing description of the Stockholder Voting and Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, which is attached as an exhibit hereto and incorporated herein by reference.

CUSIP No. 37427G 101	Page 2 of 3

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Stockholder Voting and Support Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit hereto and is incorporated herein by reference.

Except as set forth in the Schedule 13D and this Amendment No. 1, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 —	Stockholder Voting and Support Agreement, dated September 7, 2023, by and among Getaround, Inc. and InterPrivate Acquisition Management II, LLC.

CUSIP No. 37427G 101	Page 3 of 3

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2023

/s/ Ahmed Fattouh
Ahmed Fattouh

INTERPRIVATE ACQUISITION MANAGEMENT II, LLC By: Interprivate capital llc, its manager

By:	/s/ Ahmed Fattouh
Name:	Ahmed Fattouh
Title:	Manager

[Signature Page to Schedule 13D/A]